NEWS RELEASE

16 July 2007

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

Reed Elsevier announces sale of Harcourt US Schools Education Business to Houghton Mifflin
Riverdeep Group for $4.0 billion

Reed Elsevier is pleased to announce today that it has entered into a definitive agreement to sell its Harcourt US Schools Education business to Houghton Mifflin Riverdeep Group for a consideration of $4.0 billion, with $3.7 billion payable in cash and $0.3 billion payable in common stock of Houghton Mifflin Riverdeep Group.

On completion of the sale and the previously announced disposal of Harcourt Assessment and Harcourt Education International to Pearson plc, Reed Elsevier will have sold the whole of its Harcourt Education division for total gross proceeds of $4.95 billion, representing 20.8x 2006 adjusted operating profit. The sale of the US Schools Education businesses is expected to complete by the first half of 2008 following US regulatory review.

Reed Elsevier announced its intention to sell its Harcourt Education division in February this year in order to sharpen its strategic focus on the growing digital opportunities in its Scientific & Medical, Legal and Business divisions. The sale of Harcourt Education will help create a more focused and cohesive business, well placed to deliver consistent adjusted earnings per share growth of a minimum of 10% annually at constant currencies.

The Harcourt Education division was largely acquired by Reed Elsevier in July 2001 as part of its acquisition of Harcourt General Inc which also brought Reed Elsevier a strong science journals business and a leading position in the growing health sciences market. The education businesses accounted for $2.1 billion of the consideration paid for Harcourt General Inc.

The Harcourt Education division reported 2006 total revenues of $1,637 million and adjusted operating profits, before the amortisation of acquired intangible assets, of $238 million, of which the Harcourt US Schools Education business contributed $1,113 million and $228 million respectively. The capital employed of the Harcourt Education division as at 31 December 2006 was $2,580 million, including goodwill and intangible assets, of which the US Schools Education business was $1,978 million, with gross assets of $2,174 million.

The aggregate net proceeds of the sale of the Harcourt Education division, after taxes and other separation and transaction costs, are estimated to be approximately $4.0 billion. It is intended to return the net proceeds to Reed Elsevier shareholders, following completion of the sale transactions expected in the first half of 2008, by way of special dividend followed by a corresponding consolidation of the outstanding share capital.

Commenting, Sir Crispin Davis, Chief Executive Officer of Reed Elsevier, said:

“We are pleased to announce the sale of the Harcourt US Schools business at a price that recognises the exceptional quality of the Harcourt assets and of its management and staff.

“Following the sale, Reed Elsevier will be a sharper and more focused company. With our leading brands and authoritative content, we are well positioned to maximise the digital opportunities in our chosen markets.”

UBS Investment Bank has acted as financial advisor to Reed Elsevier on the sale of the Harcourt Education division.

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This statement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’, and similar expressions identify forward looking statements.

Notes to editors

The Harcourt US Schools Education business comprises the basal and supplemental publishers Harcourt School Publishers and Holt, Rinehart and Winston, respectively leading US elementary and secondary school publishers, and Greenwood-Heinemann and Harcourt Trade Publishers, respectively the publisher of teachers’ development and library resources and the specialist US trade publisher.

Reed Elsevier announced on 4 May 2007 that it had agreed to sell Harcourt Assessment and Harcourt Education International to Pearson plc for $950 million. The sales of the International education businesses in the UK, Australia and New Zealand have completed. The sales of the education business in South Africa, the Global Library business and Harcourt Assessment remain subject to regulatory review.

Reed Elsevier is a world leading publisher and information provider. It is owned equally by its two parent companies, Reed Elsevier PLC and Reed Elsevier NV. The parent companies are listed on the London, Amsterdam and New York Stock Exchanges, under the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL. In 2006, Reed Elsevier made adjusted profit before taxation of £1,052 million on turnover of £5,398 million. The group employs 37,000 people, including approximately 20,000 in North America. Operating in the scientific, legal, educational and business-to-business sectors, Reed Elsevier provides high value and flexible information solutions to professional end users, with increasing emphasis on internet delivery.